EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS
Income Before Income Taxes	$120,761	$119,523	$122,887	$192,257	$180,835
Fixed Charges (as below)	81,584	62,235	65,834	58,822	58,984
Total Earnings	$202,345	$181,758	$188,721	$251,079	$239,819

FIXED CHARGES
Interest Expense	$76,910	$59,093	$63,362	$54,700	$55,286
Credit for Allowance for Borrowed Funds Used During Construction	2,174	1,142	572	822	1,098
Estimated Interest Element in Lease Rentals	2,500	2,000	1,900	3,300	2,600
Total Fixed Charges	$81,584	$62,235	$65,834	$58,822	$58,984

Ratio of Earnings to Fixed Charges	2.48	2.92	2.86	4.26	4.06